UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         SCHEDULE TO
                        (Rule 13e-4)

  Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
           of the Securities Exchange Act of 1934

            General Employment Enterprises, Inc.
             (Name of Subject Company (Issuer))

            General Employment Enterprises, Inc.
              (Name of Filing Person (Offeror))

       Options to Purchase Common Stock, No Par Value, under the General Employment Enterprises, Inc. 1995 Stock
 Option Plan, the General Employment Enterprises, Inc. 1997
                   Stock Option Plan, and
 the General Employment Enterprises, Inc. 1999 Stock Option
                            Plan
               (Title of Class of Securities)

                          369730106
            (CUSIP Number of Class of Securities)

                   Herbert F. Imhoff, Jr.
                       General Counsel
            General Employment Enterprises, Inc.
                 One Tower Lane, Suite 2100
                 Oakbrook Terrace, IL  60181
                       (630) 954-0400

                        with copy to:
                      Robert B. Chapman
                       FagelHaber LLC
              55 East Monroe Street, 40th Floor
                     Chicago, IL  60603
                       (312) 246-7500

  (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

                  Calculation of Filing Fee

    Transaction valuation*               Amount of filing fee
           $40,000                                $8

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 600,149 shares of common stock of General Employment Enterprises, Inc. having an aggregate value of $40,000 as of August 5,2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes Option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third party tender offer subject to Rule 14d-1.
/X/ issuer tender offer subject to Rule 13e-4.
/ / going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 21, 2002 (the "Offer to
Exchange"), attached hereto as Exhibit (a)(3), is incorporated herein by reference.


Item 2. Subject Company Information.

(a) The name of the issuer is General Employment
Enterprises, Inc., an Illinois corporation (the "Company"), and the address of its principal executive office is One
Tower Lane, Suite 2100, Oakbrook Terrace, IL  60181. The
Company's phone number is (630) 954-0400. The information set forth in the Offer to Exchange under Section 9
("Information Concerning General Employment Enterprises,
Inc.") is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options to purchase the Company's common stock, no par value, (the "Common Stock") having an exercise price equal to or greater than $3.00 per share currently outstanding under the General Employment Enterprises, Inc. 1995 Stock Option Plan, the General Employment Enterprises, Inc. 1997 Stock Option Plan and the General Employment Enterprises, Inc. 1999 Stock Option Plan (the "Plans") for new options to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related election form, attached hereto as Exhibits (a)(3) and (a)(5). The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options and Exercise Price; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under
Section 7 ("Price Range of Common Stock Underlying the
Options") is incorporated herein by reference.


Item 3. Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.


Item 4. Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options and Exercise Price; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"),
Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the
Options") is incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.


Item 5. Past Contacts, Transactions, Negotiations and
Arrangements.

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) The information set forth in the Offer to Exchange under
Section        10 ("Interests of Directors and Officers;
Transactions and       Arrangements Concerning the Options")
is incorporated herein by      reference. The Plans attached
hereto as Exhibit (d)(1), Exhibit (d)(2), Exhibit (d)(3), and Exhibit (d)(4) and the form of the stock option agreement attached hereto as Exhibit (d)(5) contain information regarding the subject securities.


Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the Offer") is incorporated herein by reference.

(d) Not applicable.


Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under
Section 8 ("Source and Amount of Consideration; Terms of New
Options") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under
Section 6 ("Conditions of the Offer") is incorporated herein by reference.

(c) The information in the Offer to Exchange under Section
15 ("Fees and Expenses") is incorporated herein by reference.

(d) Not applicable.


Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers;
Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers;
Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


Item 9. Person/Assets, Retained, Employed, Compensated or
Used.

(a) Not applicable.

(b) Not applicable.


Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under
Section 9 ("Information Concerning General Employment Enterprises, Inc.") and Section 16 ("Additional Information"), and on pages 9 through 20 of the Company's Annual Report on Form 10-K for the year ended September 30, 2001 and pages 2 through 4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 is incorporated herein by reference.

(b) Not applicable.

(c) The Selected Financial Data set forth in the Offer to
Exchange under section 9 ("Information Concerning General
Employment Enterprises, Inc.") is incorporated herein by reference.


Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers;
Transactions and Arrangements Concerning the Options") and
Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b) Not applicable.


Item 12. Exhibits

The following exhibits are filed as a part of this report:

Number  Description of Exhibit

(a)(1) Press Release issued by General Employment Enterprises, Inc. on August 6, 2002.

(a)(2)  Form of letter to eligible option holders.

(a)(3)  Offer to Exchange, dated August 21, 2002.

(a)(4)  Form of Personnel Option Status Report.

(a)(5)  Form of Election Form.

(a)(6)  Form of Withdrawal Form.

(a)(7)  Form of Affidavit of Loss.

(a)(8)  Form of Election Acknowledgement Form.

(a)(9)  General Employment Enterprises, Inc. Annual Report on
        Form 10-K for its fiscal year ended September 30, 2001, filed with the SEC on November 21, 2001, which is incorporated herein by reference.

(a)(10) General Employment Enterprises, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the SEC on August 2, 2002, which is incorporated herein by reference.

(d)(1) General Employment Enterprises, Inc. 1995 Stock Option Plan. Incorporated by reference to Exhibit 4.1 to the Registrant's Form S-8 Registration Statement dated April 25, 1995,
        Registration No. 33-91550.

(d)(2)  General Employment Enterprises, Inc. 1997 Stock
        Option Plan.  Incorporated by reference to Exhibit
        10(n) to the Registrant's Annual Report on Form 10-
        KSB for the fiscal year ended September 30, 1998, Commission File No. 001-05707.

(d)(3)  Resolution of the Board of Directors adopted
        September 28, 1998, amending the General Employment
        Enterprises, Inc. 1997 Stock Option Plan.
        Incorporated by referenced to Exhibit 10(o) to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998, Commission
        File No. 001-05707.

(d)(4)  General Employment Enterprises, Inc. 1999 Stock
        Option Plan.  Incorporated by reference to Exhibit
        10 of the Registrant's Quarterly Report on Form 10-
        Q for the quarter ended March 31,1999, Commission
        File No. 001-05707.

(d)(5)  Form of Stock Option Agreement under the General
        Employment Enterprises, Inc. 1999 Stock Option
        Plan.




Item 13. Information Required by Schedule 13E-3.

Not applicable.



                          SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



Date: August 21, 2002         By: /s/ Kent M. Yauch
                                  Kent M. Yauch
                                  Vice President,
                                  Chief Financial Officer and Treasurer